March 7, 2019

Robert D. Kamphuis
Chairman, President & Chief Executive Officer
Mayville Engineering Company, Inc.
715 South Street
Mayville, WI 53050

       Re: Mayville Engineering Company, Inc.
           CONFIDENTIAL Draft Registration Statement on Form S-1
           Submitted February 8, 2019
           CIK No. 1766368

Dear Mr. Kamphuis:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS S-1 Filed February 8, 2019

General, page i

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Offering, page 11

2. We note disclosure in the last bullet of the Risk Factors section on this page of the retroactive effect of a stock dividend to be paid in 2019. In this section, please explain the stock dividend or provide a reference to disclosure in the registration statement that
 Robert D. Kamphuis
Mayville Engineering Company, Inc.
March 7, 2019
Page 2
         explains the stock dividend.
Use of Proceeds, page 33

3. We note your disclosure that the net proceeds may be used for future acquisitions of businesses. Please revise to identify any planned acquisitions pursuant to Instruction 6 of
         Item 504. Alternatively, if you have no current specific plan for the proceeds, please so state.
Financial Statements, page F-1

4. Please note that once you have provided updated financial information, we will need sufficient time to review such information and may have additional comments.
        You may contact Mindy Hooker (Staff Accountant) at (202) 551-3732 or Kevin Stertzel
(Staff Accountant) at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNameRobert D. Kamphuis
                                                               Division of
Corporation Finance
Comapany NameMayville Engineering Company, Inc.
                                                               Office of
Manufacturing and
March 7, 2019 Page 2                                           Construction
FirstName LastName